Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF APRIL 30, 2018

DATE, TIME AND PLACE: On April 30, 2018 at 8:00 a.m. at Avenida Brigadeiro Faria Lima, 3.500, 1º andar, in the city and state of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Company’s financial statements for the period from January to March 2018, the Councilors resolved to draft the following opinion:

“After examining the Company’s financial statements for the period from January to March 2018 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.”

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 30, 2018. (undersigned) José Caruso Cruz Henriques – Chairman; Carlos Roberto de Albuquerque Sá and Alkimar Ribeiro de Moura – Councilors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer